Exhibit 99.1

Kenon’s Subsidiary OPC Announces Intention to Raise Capital in a Rights Offering

Singapore, August 31, 2021. Kenon Holdings Ltd.’s (NYSE:KEN, TASE:KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today its intention to raise new equity capital of NIS 330 million (approximately $103 million), relating to the development and expansion of the Company's operations in the United States as discussed below, through an issuance of rights to acquire ordinary shares of the Company at an expected purchase price per share of NIS 25.0.

Kenon informed OPC that it would exercise the rights to purchase the OPC shares it will be entitled to purchase in such rights offering, if it is carried out, for at least its pro rata share of the share capital of the Company.

As previously disclosed, OPC is working to accelerate the development and expansion of its operations in the United States over the coming years, focusing on renewable energies and projects that promote  transition to a low carbon economy, through CPV Group, which manages OPC's operations in the United States.

The rights offer is subject to conditions including approval of the Tel Aviv Stock Exchange Ltd. and final approval of OPC's Board of Directors. There is no assurance that the rights issue will be launched on the terms indicated herein or at all.

The OPC securities referenced in this press release have not been registered under the Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements under that act

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to OPC's intention to raise capital in a rights offering, the expected size and offer price, the use of proceeds of the rights offering, and OPC's development and expansion plans in the United States and statements with respect to Kenon's participation in the rights offering and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that the rights issue is not carried out as contemplated or at all, the final terms and use of proceeds of the offering, risks relating to OPC's development and expansion in the United States, risks relating to Kenon's participation in the rights offering and other risks and uncertainties, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.